United States securities and exchange commission logo





                               July 22, 2022

       Jorge P. Newbery
       Chief Executive Officer
       Skid Row AHP LLC
       440 S. LaSalle Street, Suite 1110
       Chicago, IL 60605

                                                        Re: Skid Row AHP LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed July 13, 2022
                                                            File No. 024-11934

       Dear Mr. Newbery:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1.                                                   We note your response
to prior comment 1. Consistent with the revisions made
                                                        throughout your
offering circular, please update Item 4 of Part 1 to reflect that the number of securities being
offered is 75,000 and not 150,000, or advise.
       Securities Being Offered
       Distributions, page 17

   2. We note your response to prior comment 3 and reissue in part. We note that distributions will first be paid to
investors until they have received a compounded annual return of 7%
                                                        on their invested
capital and then to investors until they have received all of their invested capital. Please revise
this section to provide specific examples and calculations to demonstrate how this
will operate on an annual basis as we believe it would be helpful to
 Jorge P. Newbery
Skid Row AHP LLC
July 22, 2022
Page 2
         investors. In addition, please revise your summary disclosure to clarify that the shares will be cancelled once the 7% annual return has been paid and the initial investment has been repaid.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact John Stickel at 202-551-3324 or Eric Envall at 202-551-3234 if you
have any questions.



FirstName LastNameJorge P. Newbery                            Sincerely,
Comapany NameSkid Row AHP LLC
                                                              Division of
Corporation Finance
July 22, 2022 Page 2                                          Office of Finance
FirstName LastName